June 10, 2026

Tamra Koshewa
Chief Financial Officer
Creative Realities, Inc.
13100 Magisterial Drive, Suite 201
Louisville, KY 40223

        Re: Creative Realities, Inc.
            Registration Statement on Form S-3
            Filed June 04, 2026
            File No. 333-296498
Dear Tamra Koshewa:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Mariam Mansaray at 202-551-6356 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Bradley A. Pederson